FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

Condensed Consolidated Interim Financial Statements

September 30, 2011

(Unaudited – prepared by management)

(Expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Max Resource Corp.

Condensed consolidated statements of loss

(Expressed in Canadian dollars - unaudited)

	Notes	September 30, 2011	December 31, 2010 (Note 14)

ASSETS
Current assets
Cash and cash equivalents	4	$ 1,437,023	$ 2,087,207
Receivables and prepaids		12,075	11,138
Taxes recoverable		8,990	15,287
Marketable securities	5	129,000	174,000
		1,587,088	2,287,632
Non-current assets
Equipment	6	1,747	2,254
Reclamation bonds	7	60,562	61,983
Evaluation and exploration assets	7	3,407,428	2,592,248
		3,469,737	2,656,485
TOTAL ASSETS		$ 5,056,825	$ 4,944,117
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 47,453	$ 29,774

SHAREHOLDERS’ EQUITY
Share capital	8	13,604,485	13,003,168
Share purchase warrants reserve		288,562	288,562
Share-based payment reserve	8	1,937,519	1,458,599
Investment revaluation reserve	8	39,000	84,000
Deficit		(10,860,194)	(9,919,986)
TOTAL EQUITY		5,009,372	4,914,343
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$ 5,056,825	$ 4,944,117

Subsequent events (Note 13)

The accompanying notes are an integral part of these interim consolidated financial statements

Max Resource Corp.

Condensed consolidated statements of loss

(Expressed in Canadian dollars - unaudited)

	For the three months ended September 30, 2011	For the three months ended September 30, 2010	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010

EXPENSES
Amortization	$ 169	$ 241	$ 507	$ 723
Consulting	9,258	18,964	47,617	44,159
Consulting – stock based compensation (Note 8)	186,063	5,509	504,808	65,114
Management fees (Note 9)	30,000	30,000	90,000	90,000
Office and general	9,765	10,895	36,710	26,346
Professional fees	22,706	16,990	67,451	67,353
Transfer agent, filing fees and shareholder relations	32,307	29,846	189,108	122,710
Travel and related costs	2,526	2,664	16,999	17,663

Loss before other items	(292,794)	(115,109)	(953,200)	(434,068)

OTHER ITEMS
Interest income	4,096	5,500	12,992	18,856
Gain on mineral property option payments received	-	-	-	39,893
	4,096	5,500	12,992	58,749

Loss for the period	(288,698)	(109,609)	(940,208)	(375,319)

Deficit, beginning of period	(10,571,496)	(9,683,381)	(9,919,986)	(9,417,671)

Deficit, end of period	(10,860,194)	(9,792,990)	(10,860,194)	(9,792,990)

Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.02)

Weighted average number of common shares outstanding	23,980,985	21,699,230	23,014,184	21,699,230

The accompanying notes are an integral part of these interim consolidated financial statements

Max Resource Corp.

Condensed consolidated statements of changes in shareholders’ equity

(Expressed in Canadian dollars – unaudited)

	Share capital		Reserves
	Number of shares	Amount	Share purchase warrants	Share-based payment reserve	Investment revaluation reserve	Deficit	Total
Balance at January 1, 2010	21,699,230	$ 13,003,168	$ 288,562	$ 1,393,485	$ -	$ (9,417,671)	$ 5,267,544
Comprehensive income:
Loss for the period	-	-	-	-	-	(375,319)	(375,319)
Unrealized gain on available for sale marketable securities	-	-	-	-	(9,000)	-	(9,000)
Total comprehensive loss for the period	-	-	-	-	(9,000)	(375,319)	(384,319)
Transactions with owners, in their capacity as owners, and other transfers:
Stock-based compensation	-	-	-	65,114	-	-	65,114
Balance at September 30, 2010	21,699,230	$ 13,003,168	$ 288,562	$ 1,458,599	$ (9,000)	$ (9,792,990)	$ 4,948,339

Balance at January 1, 2011	21,699,230	$ 13,003,168	$ 288,562	$ 1,458,599	$ 84,000	$ (9,919,986)	$ 4,914,343
Comprehensive income:
Loss for the period	-	-	-	-	-	(940,208)	(940,208)
Unrealized loss on available for sale marketable securities	-	-	-	-	(45,000)	-	(45,000)
Total comprehensive loss for the period	-	-	-	-	(45,000)	(940,208)	(985,208)
Transactions with owners, in their capacity as owners, and other transfers:
Private placement	2,016,755	564,691	-	-	-	-	564,691
Share issuance costs	-	(35,512)	-	-	-	-	(35,512)
Exercise of stock options	265,000	46,250	-	-	-	-	46,250
Reallocation of share-based payment reserves on exercise of stock options	-	25,888	-	(25,888)	-	-	-
Stock-based compensation	-	-	-	504,808	-	-	504,808
Balance at September 30, 2011	23,980,985	$ 13,604,485	$ 288,562	$ 1,937,519	$ 39,000	$ (10,860,194)	$ 5,009,372

The accompanying notes are an integral part of these interim consolidated financial statements

Max Resource Corp.

Condensed consolidated statements of cash flows

(Expressed in Canadian dollars – unaudited)

	Nine month periods ended
	September 30, 2011	September 30, 2010 (Note 14)
Operating activities
Loss for the period:	$ (940,208)	$ (375,319)

Adjustments for non-cash items:
Amortization	507	723
Gain on mineral property option payment received	-	(39,893)
Stock-based compensation	504,808	65,114

Changes in non-cash working capital items:
(Increase) decrease in receivables and prepaids	(937)	8,894
Increase in taxes recoverable	6,297	2,260
Increase (decrease) in accounts payable and accrued liabilities	(428)	54,964
Net cash flows used in operating activities	(354,564)	(283,257)
Investing activities
Reclamation bonds	1,421	(33,627)
Mineral property acquisition and exploration costs	(797,073)	(556,863)
Mineral property option payments received	-	98,734
Net cash flows used in investing activities	(795,652)	(491,756)
Financing activities Proceeds from private placement	564,691	-
Share issuance costs on private placement	(35,512)	-
Proceeds from exercise of stock options	46,250	-
Net cash flows provided by financing activities	575,429	-
Decrease in cash and cash equivalents	(650,184)	(775,013)

Cash and cash equivalents, beginning of period	2,087,207	3,118,960
Cash and cash equivalents, end of period	$ 1,437,023	$ 2,343,947

Supplement cash flow information (Note 12)

The accompanying notes are an integral part of these interim consolidated financial statements

Max Resource Corp.

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars - unaudited)

For the nine month periods ended September 30, 2011 and 2010

1.

Nature and continuance of operations

Max Resource Corp. (the “Company”) was incorporate on April 25, 1994 under the Business Corporations Act (Alberta) and its principal activity is the development and exploration of mineral properties in Canada and the United States.  The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MXR”.

The head office, principal and registered address and records office of the Company are located at 2300-1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2. These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at September 30, 2011, the Company had not advanced its property to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management has sufficient funds to finance operating costs over the next twelve months.

2.

Significant accounting policies and basis of preparation

The financial statements were authorized for issue on November 25, 2011 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2010.  However, this interim financial report, being the first IFRS financial report, provides selected significant disclosures that are required in the annual financial statements under IFRS.  The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 14.

Basis of consolidation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

2.

Significant accounting policies and basis of consolidation (cont’d)

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage owned*
	Country of incorporation	September 30, 2011	September 30, 2010
Max Resource, Inc.	USA	100%	100%

*Percentage of voting power is in proportion to ownership.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Foreign currency translation

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company’s functional and presentation currency.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

2.

Significant accounting policies and basis of preparation (cont’d)

Foreign currency translation (cont’d)

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Farm outs

The Company does not record any expenditure made by the farmee on its account. It also does not recognize any gain or loss on its exploration and evaluation farm out arrangements but reallocates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained and any consideration received directly from the farmee is credited against costs previously capitalized.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the option reserve.  The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

2.

Significant accounting policies and basis of preparation (cont’d)

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a Company of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within twelve months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

2.

Significant accounting policies and basis of preparation (cont’d)

Impairment of assets

The carrying amount of the Company’s assets (which include property, plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of income and comprehensive income.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.

Significant accounting policies and basis of preparation (cont’d)

Income taxes (cont’d)

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

2.

Significant accounting policies and basis of preparation (cont’d)

Property, plant and equipment (cont’d)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate on exploration equipment uses a depreciation rate of 30%.

1.

Accounting standards issued but not yet effective

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.  This amendment is effective for annual periods beginning on or after July 1, 2011

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  This new standard is effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

2.

Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	September 30, 2011	December 31, 2010
Cash at bank	$ 137,023	$ 87,207
Term deposit	1,300,000	2,000,000
	$ 1,437,023	$ 2,087,207

3.

Marketable securities

During the year ended December 31, 2010, the Company received an option payment, consisting of 600,00 shares with a market value of $90,000 from Kokanee Minerals Inc. (“Kokanee”), a publically traded British Columbia company.  The Company records these shares at fair value.  As at September 30, 2011, the fair value of these shares was $129,000 (December 31, 2010 - $174,000).  During the nine month period ended September 30, 2011, the Company recognized an unrealized loss of $45,000 on its marketable securities (September 30, 2010 - $9,000).

4.

Equipment

Exploration equipment
$
Cost:
At December 31, 2010	5,148
Additions	-
Disposals	-
At September 30, 2011	5,148

Depreciation:
At December 31, 2010	2,894
Charge for the period	507
Eliminated on disposal	-
At September 30, 2011	3,401

Net book value:
At December 31, 2010	2,254

At September 30, 2011	1,747

Exploration equipment
$
Cost:
At January 1, 2010	5,148
Additions	-
Disposals	-
At December 31, 2010	5,148

Depreciation:
At January 1, 2010	1,930
Charge for the period	964
Eliminated on disposal	-
At December 31, 2010	2,894

Net book value:
At January 1, 2010	3,218

At December 31, 2010	2,254

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine month periods ended September 30, 2011 and 2010

7.

Exploration and evaluation assets

	Balance January 1, 2010	Additions	Option Payments / Recoveries Received	Balance December 31, 2010	Additions	Option Payments / Recoveries Received	Balance September 30, 2011
Acquisition costs:
C de Baca, NM	$ 188,902	$ 17,570	$ -	$ 206,472	$ 19,319	$ -	$ 225,791
Diamond Peak, NV	50,107	134,463	(148,841)	35,729	9,625	-	45,354
Ravin, NV	176,603	17,985	-	194,588	10,010	-	204,598
East Manhattan, NV	151,339	53,631	-	204,970	15,623	-	220,593
Howell, BC	37,500	-	-	37,500	-	-	37,500
Crowsnest, BC	8,817	-	-	8,817	-	-	8,817
Table Top, NV	30,318	40,402	-	70,720	11,624	-	82,344
Majuba Hill, NV	-	-	-	-	55,731	-	55,731
	643,586	264,051	(148,841)	758,796	121,932	-	880,728

Exploration costs:
C de Baca, NM	235,596	-	-	235,596	-	-	235,596
Diamond Peak, NV	-	58,092	-	58,092	1,795	-	59,887
Ravin, NV	504,348	639	-	504,987	-	-	504,987
East Manhattan, NV	63,106	38,748	-	101,854	6,327	-	108,181
Howell, BC	437,801	-	-	437,801	-	-	437,801
Crowsnest, BC	248,429	613	(77,670)	171,372	-	(184)	171,188
Table Top, NV	9,647	314,103	-	323,750	150,820	-	474,570
Majuba Hill, NV	-	-	-	-	534,490	-	534,490
	1,498,927	412,195	(77,670)	1,833,452	693,432	(184)	2,526,700
	$ 2,142,513	$ 676,246	$ (226,511)	$ 2,592,248	$ 815,364	$ (184)	$ 3,407,428

C de Baca, New Mexico, United States

On September 22, 2005, the Company entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until the commencement of production.  After commencement of production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

During the nine months ended September 30, 2011, the Company did not incur exploration costs on the C de Baca project.

As at September 30, 2011, the Bureau of Land Management (“BLM”) of New Mexico holds an $18,888 reclamation bond (December 31, 2010 - $18,888) from the Company to guarantee reclamation of the environment on the C de Baca property.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine month periods ended September 30, 2011 and 2010

7.

Exploration and evaluation assets (cont’d)

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement, as amended June 30, 2010, to acquire a 100% interest in the claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company with a fair value of $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (paid)

May 9, 2009

   50,000 (U.S.) (paid)

June 30, 2010 (on execution of amending agreement)

   25,000 (U.S.) (paid)

May 9, 2011 (as amended)

   35,000 (U.S.) (deferred)

May 9, 2012 (as amended)

   45,000 (U.S.)

Each anniversary thereafter for 4 years (as amended)

   50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of certain cash payments totaling US$470,000, the issuance of 600,000 common shares of Kokanee and incur mineral exploration commitments of $1,000,000.

During the year ended December 31, 2010, the Company received cash of $98,734 (US$95,000) and 600,000 common shares of Kokanee valued at $90,000 for total proceeds received of $188,734 on the Diamond Peak property.  As the Company had only incurred costs of $148,841 at that point, a gain on option payments received of $39,893 has been recorded.  In June 2010, Kokanee advised the Company that they would not make the annual option payment of US$50,000 then due and would be abandoning their option on the property.

During the nine months ended September 30, 2011, the Company did not incur exploration costs on the Diamond Peak project.

As at September 30 2011, the BLM holds a $14,500 reclamation bond (December 31, 2010 - $14, 500) from the Company to guarantee reclamation of the Diamond Peak property.

7.

Exploration and evaluation assets (cont’d)

Ravin Claims, Nevada, United States

On September 10, 2007, as amended November 9, 2010, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin property, consisting of mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms, as amended, of the Option Agreement with Energex require the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid),$10,650 (US$10,000) by September 10, 2010 (paid) and $10,010 (US$10,000) by September 10, 2011 (paid),  with an additional US$10,000 on each anniversary thereafter, subject to increase to US$50,000 upon certain triggering events.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

As at September 30, 2011, the BLM holds an $8,046 reclamation bond (December 31, 2010 - $8,046) from the Company to guarantee reclamation of the environment on the Ravin property.

East Manhattan, Nevada, United States

On November 11, 2007, as amended December 4, 2008 and December 21, 2010, the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100% interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), $26.603 (US$25,000) by December 4, 2009 (paid), $40,560 (US$40,000) by December 4, 2010 (paid), US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012, subject to securing a drill permit.

In addition, the Company must make exploration expenditures totaling US$700,000 on the claims including the following minimum expenditures (subject to receipt of drill permits and securing a drill rig, which to the date of this report has not been received):

(i)

on or before the second anniversary, US$50,000 (deferred until drill rig secured);

(ii)

on or before the fourth anniversary, a further US$150,000;

(iii)

on or before the fifth anniversary, a further US$200,000; and

(iv)

on or before the sixth anniversary, a further US$300,000.

The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

During the nine months ended September 30, 2011, the Company incurred $6,045 of geological consulting and $282 of field expenses on the East Manhattan project.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine month periods ended September 30, 2011 and 2010

7.

Exploration and evaluation assets (cont’d)

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine month periods ended September 30, 2011 and 2010

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60% interest in the Howell Gold Project in Southeast British Columbia.  On July 23 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totaling $60,000 to Eastfield ($10,000 paid on signing of the amended agreement), issuing 50,000 shares (issued) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011-completed).  Following that date, the Company can earn its 60% interest in Howell by making further cash payments totaling $90,000, issuing 400,000 shares and spending a further $700,000 on exploration prior to June 30, 2013.  To earn its 60% interest in Crowsnest, the Company must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

In February 2010, the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company has been contacted by the Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation.  The agreement with Eastfield remains in good standing with all payment requirements suspended pending resolution of payment of compensation from the government of British Columbia.

In October 2010, the Company received $77,670 as a mining tax credit for mineral exploration in British Columbia.

During the nine months ended September 30, 2011, the Company did not incur exploration costs on the Howell or Crowsnest properties.

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an Option Agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

The terms of the Option Agreement with Energex require the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement (deferred), US$35,000 on the second anniversary of the Agreement (deferred) and US$50,000 on each anniversary thereafter for a term of ten years, subject to renewal.  The Company may buy the property at any time for US$300,000, at which point the annual payments will cease.  The Table Top property is subject to a 3% NSR royalty.  Upon full exercise of the Option Agreement, the Company will own 100% of the project.

During the nine months ended September 30, 2011, the Company incurred exploration costs of $150,820 on the Table Top project.  These exploration costs consisted of $27,139 of geological consulting, $109,682 of drilling and $13,999 of field expenses.

7.

Exploration and evaluation assets (cont’d)

Table Top, Nevada, United States (cont’d)

At September 30, 2011, the BLM holds a $19,127 reclamation bond (December 31, 2010 - $19,127) from the Company to guarantee reclamation of the environment on the Table Top property.  At September 30, 2011, an additional bond of $Nil (December 31, 2010 - $1,421) was held on properties previously fully impaired.

Majuba Hill, Nevada, United States

On March 4, 2011, the Company entered into an option agreement (“Agreement”) to acquire up to a 75% interest in the Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC., (“Claremont”) of Nevada.  The terms of the Agreement with Claremont allow the Company to earn an initial 60% interest in the property over six years by spending US$6,500,000 on exploration of the property, as follows:

-

incurring $500,000 in exploration work by March 4, 2011 (completed);

-

incurring a further $750,000 in exploration work by March 4, 2012;

-

incurring a further $1,000,000 in exploration work by March 4, 2013;

-

incurring a further $1,250,000 in exploration work by March 4, 2014;

-

incurring a further $1,500,000 in exploration work by March 4, 2015; and

-

incurring a further $1,500,000 in exploration work by March 4, 2016.

The Company can increase its interest in the property to 75% by spending a further $3,500,000 on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1,500,000.

During the nine months ended September 30, 2011, the Company paid $19,560 (US$20,000) in lease payments on the Majuba Hill property.   The Company incurred $36,171 for staking additional claims on the Majuba Hill property.

During the nine months ended September 30, 2011, the Company incurred $153,005 of geological consulting, $283,865 of drilling and $97,620 of field expenses on the Majubi Hill project.

8.

Share capital

Authorized share capital

Unlimited number of voting common shares without par value and unlimited number of preferred shares without par value.

Issued share capital

At September 30, 2011, there were 23,980,985 issued and fully paid common shares (December 31, 2010 – 21,699,230).

On April 4, 2011, the Company completed a non-brokered private placement of 2,016,755 units at a price of $0.28 per unit for gross proceeds of $564,691.  Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at an exercise price of $0.38 per share until April 4, 2013.  Cash finder’s fees of $35,512 were paid with respect to a portion of this placement.

8.

Share capital (cont’d)

During the nine months ended September 30, 2011, the Company issued 265,000 common shares on the exercise of stock options for total proceeds of $46,250.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine month period ended September 30, 2011 was based on the loss attributable to common shareholders of $940,208 (2010 - $375,319) and the weighted average number of common shares outstanding of 23,014,184 (2010 – 21,699,230).

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares to a maximum of 4,309,846.  Such options will be exercisable for a period of up to 5 years from the date of grant.  Options granted typically vest on the grant date.

The changes in options during the nine month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

	September 30, 2011		December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of period	2,525,000	$ 0.30	2,225,000	$ 0.29
Options granted	2,925,000	0.29	350,000	0.36
Options exercised	(265,000)	0.17	-	-
Options expired	(1,850,000)	0.35	(50,000)	0.40
Options outstanding, end of period	4,035,000	$ 0.28	2,525,000	$ 0.30
Options exercisable, end of period	4,035,000	$ 0.28	2,525,000	$ 0.30

Details of options outstanding as at September 30, 2011 are as follows:

Exercise price	Number of options outstanding	Expiry Date
0.40	200,000	October 19, 2011 (Subsequently expired unexercised)
0.17	575,000	October 31, 2011 (Note 13)
0.25	35,000	April 6, 2012
0.40	250,000	April 12, 2012
0.25	50,000	September 21, 2012
0.35	1,300,000	March 14, 2013
0.24	1,625,000	August 17, 2014
	4,035,000

8.

Share capital (cont’d)

Stock options (cont’d)

On April 6, 2010, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $0.25 per share to April 6, 2012.  These options vested immediately.  The total fair value of $7,230 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 149%.  The granting of these options resulted in a stock-based compensation expense of $7,230 being recorded in fiscal 2010.

On April 12, 2010, the Company granted stock options to a consultant entitling him to purchase 250,000 common shares at a price of $0.40 per share to April 12, 2012.  These options vested immediately.  The total fair value of $52,375 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 180%.  The granting of these options resulted in a stock based compensation expense of $52,375 being recorded in fiscal 2010.

On September 21, 2010, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $0.25 per share to September 21, 2012.  These options vested immediately.  The total fair value of $5,509 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.42% and an expected volatility of 105%.  The granting of these options resulted in a stock based compensation expense of $5,509 being recorded in fiscal 2010.

On March 14, 2011, the Company granted stock options to consultants entitling them to purchase 1,300,000 common shares at a price of $0.35 per share to March 14, 2013.  These options vested immediately.  The total fair value of $318,745 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.72% and an expected volatility of 149%.  The granting of these options resulted in a stock based compensation expense of $318,745 being recorded during the first quarter of fiscal 2011.

On August 17, 2011, the Company granted stock options to consultants entitling them to purchase 1,625,000 common shares at a price of $0.24 per share to August 17, 2014.  These options vested immediately.  The total fair value of $186,063 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 1.12% and an expected volatility of 157%.  The granting of these options resulted in a stock based compensation expense of $186,063 being recorded during the third quarter of fiscal 2011.

Warrants

As at September 30, 2011, the Company had 2,016,755 warrants exercisable at $0.38 until April 4, 2013.  There were no warrants outstanding as at December 31, 2010.

8.

Share capital (cont’d)

Warrants (cont’d)

The changes in warrants during the nine month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

	September 30, 2011		December 31, 2010
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning of period	-	$ -	-	$ -
Warrants issued	2,016,755	0.38	-	-
Warrants outstanding, end of period	2,016,755	$ 0.38	-	$ -

Reserves

Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded is transferred to deficit.

Investment revaluation reserve

The investment revaluation reserve records unrealized gains and losses arising on available-for-sale financial assets, except for impairment losses and foreign exchange gains and losses.

9.

Related party transactions

Related party balances

As at September 30, 2011, $24,980 (December 31, 2010 - $Nil) was owing to related party.

Related party transactions

Key management personnel compensation

The Company’s related parties include key management.  Key management includes executive directors and non-executive directors.  The remuneration of the key management of the Company as defined above, during the nine months ended September 30, 2011 and 2010 were as follows:

	Nine month periods ended
	September 30, 2011	September 30, 2010
Management fees	$ 90,000	$ 90,000
Geological consulting	90,000	-

10.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada and USA.  As most of the Company’s cash is held by two banks there is a concentration of credit risk.  This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.  The Company’s secondary exposure to risk is on its other receivables.  This risk is minimal as receivables consist primarily of refundable government goods and services taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and United States dollar will affect the Company’s operations and financial results.  A portion of the Company’s transactions are denominated in United States dollars.  The Company’s functional currency is the Canadian dollar.  The majority of major expenses are transacted in Canadian dollars.  The Company maintains the majority of its cash in Canadian dollars but it does hold balances in United States dollars.

Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss.  The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.  A 1% change in market interest rates would have an impact on the Company’s net loss of $13,000.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

10.

Financial risk management (cont’d)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30, 2011	December 31, 2010
Cash and cash equivalents	$ 1,437,023	$ 2,087,207
Loans and receivables:
Receivables and prepaids	12,075	11,138
Reclamation deposits	60,562	61,983
Available-for-sale financial instruments:
Marketable securities	129,000	174,000
	$ 1,638,660	$ 2,334,328

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2011	December 31, 2010
Non-derivative financial liabilities:
Trade payables	$ 47,453	$ 29,774

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at September 30, 2011 and December 31, 2010:

As at September 30, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,437,023	$ -	$ -
Marketable securities	129,000	-	-
	$ 1,566,023	$ - -	$ -

As at December 31, 2010
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 2,087,207	$ -	$ -
Marketable securities	174,000	-	-
	$ 2,261,207	$ - -	$ -

11.

Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

The Company’s non-current assets are located in the following countries:

	As at September 30, 2011
	Canada	United States	Total
Reclamation deposits	$ -	$ 60,562	$ 60,562
Property, plant and equipment	-	1,747	1,747
Exploration and evaluation assets	655,306	2,752,122	3,407,428
	$ 655,306	$ 2,814,431 -	$ 3,469,737

	As at December 31, 2010
	Canada	United States	Total
Reclamation deposits	$ -	$ 61,983	$ 61,983
Property, plant and equipment	-	2,254	2,254
Exploration and evaluation assets	655,490	1,936,758	2,592,248
	$ 655,490	$ 2,000,995 -	$ 2,656,485

12.

Supplemental cash flow information

During the nine month period ended September 30, 2011, the Company incurred the following non-cash transactions that are not reflected in the statement of cash flows:

Nine month periods ended
	September 30, 2011	September 30, 2010
Fair value of Kokanee shares received on an option agreement	$ -	$ 90,000
Exploration expenditure included in accounts payable and accrued liabilities	$ 18,107	$ -
Reallocation of amounts on exercise of stock options	$ 25,888	$ -

13.

Subsequent events

Subsequent to September 30, 2011, the Company:

a)

issued 525,000 common shares on the exercise of stock options for gross proceeds of $89,250.  A further  50,000 stock options expired unexercised; and

b)

entered into an agreement with Paradox Public Relations Inc. (“Paradox”) as an investor relations consultant to the Company.  Under the terms of the agreement, Paradox will receive a monthly fee of $6,000 and has been granted 480,000 stock options at $0.24 per share, subject to vesting provisions.  The agreement with Paradox is for a two-year term, can be cancelled by either party after six months, and is subject to acceptance by the TSX Venture Exchange.

14.

Transition to IFRS

As stated in Note 2, these consolidated financial statements are for the period covered by the Company’s first interim condensed consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 3 have been applied in preparing the condensed consolidated financial statements for the period ended September 30, 2011 and 2010, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS statement of financial position on January 1, 2010, the "Transition Date".

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended September 30, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

a)

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

b)

to apply the requirements of IFRS 2, Share-based payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

c)

to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arose on adoption of IFRS.

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of January 1, 2010 are consistent with its GAAP estimates for the same date.

14.

Transition to IFRS (cont’d)

The reconciliation between GAAP and IFRS consolidated statement of financial position as at January 1, 2010 (date of transition to IFRS) is provided below:

	January 1, 2010
	GAAP	Effect of transition to IFRS	IFRS

ASSETS

Current
Cash and cash equivalents	$ 3,118,960	$ -	$ 3,118,960
Receivables and prepaids	22,203	-	22,203
Taxes recoverable	9,753	-	9,753

	3,150,916	-	3,150,916

Reclamation bond	28,356	-	28,356
Equipment	3,218	-	3,218
Mineral Properties	2,142,513	-	2,142,513

	$ 5,325,003	$ -	$ 5,325,003

LIABILITIES ANDSHAREHOLDERS’ EQUITY

Current
Accounts payable	$ 57,549	$ -	$ 57,549

Shareholders’ equity
Share capital	13,003,168	-	13,003,168
Share purchase warrants	288,562	-	288,562
Contributed surplus	1,393,485	-	1,393,485
Deficit	(9,417,671)	-	(9,417,671)

	5,267,544	-	5,267,544

Total shareholders’ equity and liabilities	$ 5,325,003	$ -	$ 5,325,003

There are no differences between IFRS and GAAP in connection with the Company’s statements of comprehensive loss, statements of cash flows and statements of shareholder’s equity as at January 1, 2010, for the period ended September 30, 2010 or the year ended December 31, 2010.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine month periods ended September 30, 2011 and 2010

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three months ended September 30, 2011

The following discussion and analysis should be read in conjunction with the unaudited condensed Financial Statements and related notes for Max Resource Corp. (“MAX” or the “Company”) for the three months ended September 30, 2011.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at November 25, 2011.

During the period under review, MAX focused its exploration efforts on the historic Majuba Hill copper/silver/gold property in Nevada, conducting an extensive soil sampling program and an eight hole core drilling on the Copper Stope target area at Majuba Hill, the site of the past producing Majuba Hill mine.   The drill program was designed to expand and define the extensive zones of high grade copper/silver mineralization identified during reverse-circulation drilling conducted by Minterra Resource Corp. on patented land in 2007.   Drilling was completed at Majuba Hill in early August, with a total of eight holes (1,112 meters) of core drilling having been completed.    MAX encountered long intervals of high-grade silver and copper in five of eight holes, as well as significant gold intercepts.  Highlights of this drilling included:

-

44.2 metres (m) of 71.0 grams per tonne (g/t) Ag, 0.15 g/t Au and 1.14% Cu in hole MM-06;

-

50.3 m of 50.8 g/t Ag, 0.31 g/t gold and 0.31% Cu in hole MM-07;

-

42.7 m of 37.5 g/t Ag and 0.38% Cu in hole MM-03;

-

45.7 m of 15.4 g/t Ag and 0.56% Cu in hole MM-02; and

-

89.3 m of 16.5 g/t Ag and 0.28% Cu in hole MM-05

MAX believes that Majuba Hill is a newly-defined copper/silver/gold porphyry system that is highly prospective for a bulk-tonnage, open pit deposit.   Drilling at Majuba Hill resumed in October 2011 and is still underway as of the date of this report.

Majuba Hill copper/gold/silver Property, Nevada

On March 4, 2011 MAX entered into an Option Agreement to acquire up to a 75% interest in the historic Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC..  The Majuba Hill Project encompasses 2,568 acres consisting of patented and unpatented lode mining claims and private mineral rights.

The terms of the Option Agreement with Claremont allow MAX to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration of the property.  MAX can increase its interest in the property to 75% by spending a further $3.5 Million on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1.5 Million.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.   Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims and is located approximately halfway between the Florida Canyon Mine (Jipangju) and the Hycroft Mine (Allied Nevada Corporation).  The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).

Exploration and historic production data available on Majuba Hill outline excellent potential for the discovery of new economic zones of silver/copper and gold mineralization in a near surface environment.  Production reported from historic underground mines in the project area (see Nevada Bureau of Mines and Geology Bulletin 86) included:

•

184,000 ounces of silver

•

5,800 ounces of gold

•

2.8 million lbs of copper

In September 2011 MAX received and mapped the results of an extensive soil sampling program at Majuba Hill.  A total of 834 soil samples were taken across a surface area in excess of 5,000 by 2,500 meters (m) with assay results obtained as high as 1.53% Cu and 209 g/t Ag.

On the northwest side of the Majuba Hill property, on unpatented land, assay results in soils ranged from 1.8 ppm Cu to 15,300 ppm (1.53%) Cu and from nil to 209 g/t Ag.    Sampling undertaken on the newly identified “Ball Park” target area 1 km east of the Copper Stope target area (the site of MAX’s Phase I drill program completed in August 2011) returned values from 61.2 ppm to 132 ppm Cu and from 0.16 ppm to 2.5 g/t silver.  Both of these areas are identified on the soil geochemistry maps available on our web site at www.maxresource.com, with the target areas outlined in black.  MAX plans to drill both of these areas during a Phase II drill program that began in October 2011.

In addition, MAX has acquired historic reports prepared by the United States Bureau of Mines (USBM Report of Investigations #4378, 1948) that reported assay results from drilling undertaken at the past producing Majuba Hill mine in 1943.   The USBM drilled two short horizontal holes into the walls of the drifts, aimed toward the west.  The first hole averaged 0.73% Cu over its entire length of 46 feet and 0.75 opt Ag over 16 feet.  The second hole contained 2.0% Cu and 0.70 opt Ag over the entire 45 feet.   This area, underneath the Copper Stope, is being explored during the current fall drill program.

During the summer of 2011, MAX drilled eight core holes at the site of the past producing Majuba Hill mine on patented land.  Five of the eight holes were drilled to test results reported by Minterra Resource Corp. from a reverse-circulation drill program conducted in 2007.  This drilling confirms higher results for both copper and silver than previously reported by Minterra due to the improved sample recovery provided by core drilling.  In addition, significant gold (Au) values were encountered in all drill holes; no gold assays had previously been reported by Minterra, nor finding native gold in the holes as we have.

The complete assay results from the eight hole Phase I drill program at Majuba Hill are as follows:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Au (g/t)	Ag (g/t)

MM-07	290	-45	146.4 m	76.2	126.5	50.3 m	0.31%	0.31	50.8
includes				106.7	126.5	19.8 m	0.53%	0.56	100.1

MM-06	-	90	119.8 m	1.5	97.5	96.0 m	0.57%	0.10	39.2
includes			119.8 m	1.5	45.7	44.2 m	1.14%	0.15	71.0

MM-02	243	-70	122.8 m	68.6	114.3	45.7 m	0.56%	0.07	15.4
includes				105.2	114.3	9.1 m	0.54%	0.11	39.3

MM-03	263	-70	158.6 m	91.5	134.1	42.7 m	0.38%		37.5
includes				102.1	112.8	10.7 m	0.93%		90.2

MM-05	279	-45	89.3 m	0	89.3	89.3 m	0.28%		16.5
includes				1.5	15.2	13.7 m	0.47%		30.0

MM-13	298	-56	135 m	0	135.0	135 m	0.02%		3.0

MM-15	255	-45	257 m	0	257.0	257 m	0.05%		4.3
includes				137.2	161.6	24.4 m	0.09%		12.3

MM-16	042	-45	111.2 m	0	111.2	111.2 m	0.06%	-	3.08

Analysis was performed by Inspectorate American Corp. Laboratories, an ISO certified facility in Reno, Nevada, using fire assay and multi-element (ICP-ES) techniques producing assays for a 49 element suite of minerals.  Standards, duplicates and blanks were used for quality control of the samples. After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 27 datum.  The core is then split and put into a sample bag which is labelled for each interval and a sample card tag put in each sample bag and taken from the core facility to the Inspectorate Laboratories.

In October 2011 MAX commenced a Phase II core drilling program at Majuba Hill.   MAX plans to drill a minimum of four holes to test new target areas identified during mapping, data compilation and soil sampling conducted over a surface area in excess of 5,500 by 2,500 m during 2011.  The first drill hole of the program (MM-17) was collared on the “Ball Park” target area immediately to the east of our Phase I drill program completed this summer, where drill results included high grade intercepts such as 44.2 m of 71.0 g/t silver and 1.14% copper commencing within 5 feet of surface in hole MM-06 (see the listing of drill results in the table above).   Hole MM-17 is located approximately 730 meters to the east of hole MM-06 and is designed to test the eastern extension of the high grade mineralized zone we’ve identified at Majuba Hill.  Targeting of this drill hole was determined through analysis of work done by Freeport Sulphur in 1941 and progress drilling reports obtained from Minefinders, which reported significant copper and silver drill intercepts during exploration conducted in 1972 (Minefinders Progress Report No. 7).  A second hole is planned to the southeast of our recent Phase 1 drilling to test the depth and extent of the known mineralized zone below and east of the past producing Majuba Hill mine and has been targeted based on our recent examination of skeletonized drill core from Minefinders drilling in 1972 that had been stored at the Nevada Bureau of Mines.

Two drill holes are planned to test for the extension of the mineralized zone approximately 1.4 kilometers to the northwest of hole MM-06, following up on soil assay results obtained as high as 1.53% Cu and 209 g/t Ag.   Maps showing the results of this soil sampling and the drill holes planned at Majuba Hill can be viewed on our web site at www.maxresource.com.

During the three months ended September 30, 2011 the Company incurred geologic consulting fees of $91,670, field expenses of $62,497 and drilling and assay costs of $202,180 at Majuba Hill.

East Manhattan Wash gold project, Nye County, Nevada

In December, 2007 MAX entered into an Option Agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The EMW property is comprised of 78 claims (1,560 acres) located 40 miles north of the town of Tonopah.

More than 1,000,000 ounces of gold have been mined in the Manhattan Mining District.  Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of East Manhattan Wash, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.

In March 2009, the Company announced the results of the first large (bulk) sample taken from the EMW claims. This bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimeter in size.  The sample was then processed on a Wilfley Table to concentrate the heavy minerals.  From this concentrate, a fired bead was made to produce a gold/silver “button”.   This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver.   On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 g/t gold and 1.2 g/t silver.

Following up the results of the bulk sample, MAX completed three large volume soil sampling grids in May of 2009 at EMW.  The sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest.  Significant values in the samples that were taken ranged from 0.05 ppm to 0.32 ppm gold with two of the zones being open in at least three directions.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas, the “Gold Pit” and the “Old Drill Hole” grids, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn.  The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labelled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

In the first area, the Old Drill Hole grid, 30 samples were taken.  The values ranged from nil to 0.32 ppm gold.  The mineralized zone was 1200 feet long and 600 feet wide and was open in all four directions.  Further work was undertaken to define the full areal extent of mineralization in this zone.

At the Gold Pit grid, located approximately 500 feet west of the Old Drill Hole grid, the area of significant mineralization was 1000 feet long by 250 feet wide.  Again, the values range from nil to 0.32 ppm Au.  The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

A metallurgical sample was also taken and the entire sample contained 0.018 opt Au.  This sample was found to contain visible native gold in the concentrate, middling’s, and the reject, with equal values in each of the three sizes.  The gold found is from fine to coarse grained in size and did not seem to be in any one size fraction.

In early November 2009, MAX received the assays from additional soil sampling completed at EMW.  The sampling was designed to further delineate the geometry of the native gold mineralization in the two main areas of interest, the “Gold Pit” and the “Old Drill Hole Grid”, which sampling now indicates are joined.  A total of 138 samples were taken, with significant values ranging from 0.05 ppm to 1.5 ppm (1.5 g/t) gold.  The total mineralized zone now encompasses an area 5,500 by 1,500 feet in size while still remaining open to the north, east, and west.

MAX staff also sampled historic prospector pits to the southeast of the Old Drill Hole Grid and returned high gold values (0.96 g/t) from soils around the pits that indicate that the mineralized zone continues and may be linked to another mineralized zone sampled by MAX further south, the “Southeast Extension”.

In September 2010 MAX completed additional soil sampling that was designed to further delineate the geometry of the native gold mineralization at EMW, which previously encompassed the “Gold Pit”, the “Old Drill Hole Grid” and now includes the “Southeast Extension”.  This sampling has filled in the open areas within these grids, where 163 new samples were taken with significant values ranging from 0.05 ppm to 1.27 ppm (1.27 g/t) gold.   While the total mineralized zone now exposed at surface encompasses an area in excess of 5,500 by 1,500 feet in size, the mineralized area is much larger but is covered by either overburden or alluvium.

The Gold Pit, Old Drill Hole Grid and Southeast Extension are located in a volcanic rhyolite lithic tuff hosting coarse gold.  The sampling between the three pits has now enabled MAX to identify structural linear features seen in air photo images along with argillic alteration that appears to define where strong gold values may be found.  Historic pits dug by earlier prospectors have helped to define the areas of mineralization and to confirm the presence of gold.  An updated soil sampling map is now available on our web site at www.maxresource.com.

Clancy Wendt, VP Exploration of MAX, states “With this latest sample result we have now defined a significant area of gold mineralization that contains potential for a large mineralized system. More important is the fact that the mineralization appears to be free gold within the volcanic tuff.  Having now defined a large mineralized area at surface, permit applications have now been filed for a core drilling program to determine the depth of the mineralization, extend the known mineralization below cover, and to see if it increases in grade.”

The soil samples were analyzed by ALS Chemex Laboratory Group in Reno, Nevada.  Samples from two of the sample grids taken in the coarse gold area (as seen in the previous bulk sample) were run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold. The other grid (different mineralization style) samples were fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements. All sample bags were labelled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

During the three months ended September 30, 2011 MAX spent $1,830 on geological consulting and field expenses at the EMW claims.

Diamond Peak gold-zinc Project, Nevada

The Diamond Peak Property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property comprises 58 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of silicified and intensely clay altered rocks which is 200 to 300 feet wide.

Pursuant to a May 2006 option agreement, Kokanee Minerals Inc. (TSX.V: KOK) had the option to earn a 51% interest in the Diamond Peak project by spending US$1 Million on exploration and reimbursing all lease payments, of which US$95,000 was paid to MAX during the current period along with 600,000 shares of Kokanee due under the terms of the agreement.   Kokanee began drilling at Diamond Peak in May 2010 and completed only two drill holes before advising MAX that it did not intend to make the annual option payment of $50,000 (U.S.) then due to MAX and would be abandoning its option on the property.

Max plans to explore the property using the original exploration program recommended to Kokanee.  In September 2010 MAX conducted an extensive soil sampling program at Diamond Peak.  A total of 375 samples were collected, with assay results as high as 5.8 g/t Ag, 4.3 g/t Ag and 3.2 g/t Ag in soils confirming the high silver zone in the southern part of the property and its continuation to the east.     Gold values to 90 ppb Au were obtained that confirm many of the gold zones previously examined and have also identified a new zone on the west side of the northern part of the property that has not yet been drilled.   Zinc values were returned as high as 648 ppm Zn that indicate that the mineralized system is far larger than originally thought, extending to the east of both the gold zone in the northern portion of the property and the silver zone in the south.

In November, 2010 MAX received and announced assay results from the holes drilled by Kokanee at Diamond Peak prior to their abandoning their interest in the property.   One of these holes, DP-02, contained an intercept of 0.588 g/t gold over 7.62 meters (25 feet) beginning at 155 feet, inclusive of a higher grade zone of 1.359 g/t gold over 1.52 meters (5 feet).  Hole DP-02 was a vertical hole drilled at the same location as a 60 degree angle hole drilled by MK Gold in 1999 that reported 2.08 g/t Au over 5 feet.  This zone has been targeted for follow-up drilling in 2011.

In addition, an outcrop sample recently taken from the silver zone in the southern portion of the property has returned an assay grade of 53.5 g/t silver.  This silver zone was identified during extensive soil sampling conducted in September 2010, with assay results as high as 5.8 g/t Ag, 4.3 g/t and 1.9 g/t silver in soils confirming the high silver zone and its continuation to the east.

Additional soil sampling recently undertaken at Diamond Peak has also identified a further zinc zone on the west side of the northern part of the property that had not been previously drilled or sampled.  This zone contains a sample grading 648 ppm Zinc.  Zinc geochemistry along the northeastern side of the property remains open and contains values greater than 200 ppm Zn along 600 feet of strike length.  This zone will be filled in with more geochemistry to the south and east to close off the mineralized system.  Maps of the sampling locations for gold, silver and zinc at Diamond Peak are now available on our website at www.maxresource.com.

Drill permits have been received and roads and drill pads have been cleared at Diamond Peak.  Drilling was scheduled for the fall of 2011 but has been delayed in favour of conducting a Phase II drill program at Majuba Hill to follow up on encouraging drill results from the Phase I drill program completed in the summer.  It is anticipated that drilling will now be conducted during the spring of 2012 and will follow up on:

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an outcrop sampled by MK Gold that contained 3.4 ounces of silver per ton, which has potential to host a Contact Replacement Deposit (“CRD”) and was never followed up on;

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the 11.6% zinc zone intercepted within 60 feet of surface by MK Gold in 1999;

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a zone of mineralization which contains anomalous zinc, lead, and silver; and

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extensive gold targets on the property and new claims acquired to the east that have been defined by the recent soil sampling program.

During the three months ended September 30, 2011 MAX spent $1,830 on assaying of soil samples from the Diamond Peak property.

Paradox Public Relations Inc. retained for Investor Relation Services

In October 2011 MAX retained the services of Paradox Public Relations Inc. as strategic investor relations consultants to the company, effective November 1, 2011.  Paradox will focus on developing and expanding MAX’s communication with the investment community through a comprehensive investor relations program.  Based in Montreal, Paradox has provided investor relations services to listed public companies in the resource sector over the last ten years.

Under the terms of the agreement, Paradox will receive a monthly fee of $6,000 and has been granted 480,000 options at $0.24 per share, subject to vesting provisions.   The agreement with Paradox is for a two year term and is subject to acceptance for filing by the TSX Venture Exchange.

Incentive Stock Options Granted

In August 2011 MAX agreed to grant incentive stock options to directors, officers, consultants and employees on up to 1,625,000 common shares at an exercise price of $0.24 per share for a period of three years.   These options were granted to replace 1,150,000 previously granted stock options that expired unexercised on August 1, 2011.

Results of Operations – Three months ended September 30, 2011

During the three months ended September 30, 2011, the Company incurred operating expenses of $292,794 as compared to operating expenses of $115,109 for the three months ended September 30, 2010.  The significant changes during the current period compared to the same period a year prior are as follows:

Consulting fees decreased to $9,258 during the three months ended September 30, 2011 from the $18,964 incurred during the prior period.  This was due to decreased expenditures on property investigation costs during the current period.

During the three months ended September 30, 2011, the Company incurred $186,063 of stock-based compensation, a non-cash expense, on the grating of 1,625,000 stock options.  During the three months ended September 30, 2010, the Company incurred $5,509 of stock-based compensation on the granting of 50,000 stock options.

Professional fees increased to $22,706 during the three months ended September 30, 2011 from the $16,990 incurred during the prior year due to an increase in legal costs related to regulatory filings and acquisitions.

Transfer agent, filing fees and shareholder relations expenses increased to $32,307 during the three months ended September 30, 2011 from the $29,846 incurred during the three months ended September 30, 2010.  This was primarily due to increased expenditures on investor relations activities and advertising during the current fiscal period as compared to the same period a year prior.

Interest income decreased to $4,096 during the three months ended September 30, 2011 from the $5,500 earned during the same period a year prior due to the lower cash balance maintained during the current period.

As a result of the foregoing, the loss for the three months ended September 30, 2011 was $288,698 as compared to a loss of $109,609 for the three months ended September 30, 2010.

Summary of Quarterly Results

	Q3-11	Q2-11	Q1-11	Q4-10	Q3-10	Q2-10	Q1-10	Q4-09
	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	CDN GAAP
Other Items ($)	4,096	5,146	3,750	19,500	21,000	(19,894)	43,143	(3,109,475)
Loss ($)	(288,698)	(136,578)	(514,932)	(117,996)	(88,609)	(153,606)	(115,104)	(3,491,963)
Loss per Share($)	(0.01)	(0.01)	(0.02)	(0.01)	(0.00)	(0.01)	(0.00)	(0.17)

The loss for the fourth quarter of 2009 increased to $3,491,963 from the loss of $632,129 incurred during the third quarter of 2009 primarily due to the $3,117,916 write-off of acquisition and deferred exploration costs for the Gold Hill property during the fourth quarter, as discussed above.

The loss for the first quarter of 2010 decreased to $115,104 from the loss of $3,491,963 incurred during the fourth quarter of fiscal 2009 as there was no write-down of mineral properties or charges for stock-based compensation incurred during the current period.  The loss was also reduced as the Company experienced a gain due to additional mineral property option payments received during the quarter.

The loss for the second quarter of 2010 increased to $153,606 from the loss of $115,104 incurred during the first quarter of fiscal 2010.  The increase in the loss was primarily due to stock-based compensation of $59,605, a non-cash expense on the granting of 300,000 incentive stock options.

The loss for the third quarter of 2010 decreased to $88,609 from the loss of $153,606 incurred during the second quarter of fiscal 2010.  The decrease in the loss was primarily due to a reduction in stock-based compensation expense, a non-cash expense.  During the second quarter of fiscal 2010, the Company incurred $59,605 of expense on the granting of 250,000 incentive stock options, while in the third quarter of fiscal 2010, the Company incurred only $5,509 of expense on the granting of 50,000 incentive stock options.

The loss for the fourth quarter of 2010 increased to $117,996 from the loss of $88,609 incurred during the third quarter of fiscal 2010.  The increase was due to an increase in professional fees of $29,344 due to an accrual for fiscal 2010 audit fees along with an increase in stock-based compensation, a non-cash expense, of $21,141 on the granting of 50,000 incentive stock options.

The loss for the first quarter of 2011 increased to $514,932 from the loss of $117,996 incurred during the fourth quarter of fiscal 2010.  The increase was primarily due to incurring $318,745 of stock-based compensation (a non-cash expense incurred on the granting of 1,300,000 incentive stock options) during the first quarter.

The loss for the second quarter of 2011 decreased to $136,578 from the loss of $514,932 incurred during the first quarter of fiscal 2011.  The decrease was due to the elimination of stock based compensation expense during the second quarter as no stock options were granted; this compares to stock-based compensation expense of $318,745 incurred during the first quarter of fiscal 2011.

The loss for the third quarter of 2011 increased to $288,698 from the loss of $136,578 incurred during the second quarter of fiscal 2011.  The increase was primarily due to stock-based compensation expense incurred during the third quarter of $186,063 on the granting of 1,625,000 stock options.

Liquidity and Solvency

At September 30, 2011, the Company had working capital of $1,539,635 and cash and cash equivalents on hand of $1,437,023.  This compares to working capital of $2,257,858 at December 31 2010, inclusive of cash and cash equivalents of $2,087,207.

The decrease in cash of $650,184 during the nine months ended September 30, 2011 was due to net cash spent on mineral properties of $797,073 and cash used in operating activities of $354,654, offset by cash of $1,421 received from the refund of a reclamation bond and cash received on the completion of the private placement and exercise of stock options of $575,429.

As of the date of this report, MAX has approximately $1.27 Million in cash and cash equivalents, which will provide sufficient working capital to fund exploration on its properties for the next twelve months as well as its general and administrative expenses through the same period.

On February 9, 2010, the Company was informed that the Province of British Columbia intended to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in Southeastern B.C where the Company’s Crowsnest and Howell gold projects are located.  MAX was contacted by the Assistant Deputy Minister of Energy, Mines and Petroleum, who initiated discussions with respect to the reimbursement of the Company’s expenditures at Howell and Crowsnest, which totalled $733,160 as of September 30, 2011.   Based on recent communication with representatives of the Ministry, the Company is encouraged that this matter will be satisfactorily resolved during early 2012.

During the balance of fiscal 2011, MAX intends to focus its efforts and cash resources on exploration for copper, gold and silver at its Majuba Hill project in Nevada.

MAX has no exposure to any asset-backed commercial paper (“ABCP”) investments.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Changes in Accounting Policies including Initial Adoption of IFRS

These are the first unaudited interim financial statements prepared in accordance with IFRS. The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date at which IFRS was applied was January 1, 2010 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period. Accordingly, the opening IFRS statement of financial position, 2010 comparatives and current period financial statements have been prepared using the same policies. The previously presented 2010 GAAP financial information has been reconciled to the IFRS information as part of the transition note in accordance with the requirements of IFRS1. Further, the policies applied have been done so on a full retrospective bases unless alternative treatment is permitted or required by an IFRS 1 election or exception.

Elections upon first time adoption of IFRS

The following IFRS 1 mandatory exceptions and optional exemptions apply to MAX:

Mandatory exceptions:

1.

Estimates - An entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with GAAP, unless there is objective evidence that those estimates were in error;

Optional Exemptions Elected:

1.

IFRS 2 Share-Based Payments – MAX has elected this exemption from retroactive restatement of equity instruments granted before November 2, 2002 and those which were granted after November 2, 2002 but which vested prior to transition.

2.

Business Combinations - IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

The most significant area identified to date by management where changes in accounting policies have the highest potential impact on the Company’s financial statements based on the accounting policy choices approved by the Audit Committee and Board of Directors is with respect to share based payments.

Share Based Payments

Canadian GAAP

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The fair value of share based payments with graded vesting are calculated as one grant and the resulting fair value is recognized on an accelerated or straight line basis over the vesting period.

•

Forfeitures of awards are recognized as they occur.

IFRS

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Each tranche of a grant with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

•

Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

To transition to IFRS the Company has reviewed the terms of its currently granted stock options and has come to the conclusion that there is no transitional adjustment necessary due to the fact that all options were fully vested prior to transition as all options vest 100% on grant.

1

Exploration and Evaluation Assets

Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon are capitalized. Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation (E&E) assets which are the exploration expenses incurred subsequent to obtaining the right to explore the resource property.

The comments on the Extractive Industries Discussion Paper published April 2010 indicate that the consensus is to capitalize E&E assets. Based on this, management has decided to continue with its current accounting policy of capitalizing all E&E expenditures.

E&E assets will be classified as intangible assets rather than tangible assets. This has been chosen as expenditures reflect an increased knowledge of the property rather than a tangible asset.

There are no IFRS 1 exemptions for this category.

Property, Plant and Equipment

Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and revaluation is prohibited. The Company has elected to use the cost model. Currently, the Company only has a small amount of equipment capitalized as property, plant and equipment and as a result, there will be no impact on the Company’s financial statements upon the adoption of IFRS.

Asset Impairment

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

Currently the Company has no significant assets for which impairment testing is required. Based on the Company’s assessment of its resource property costs, there will be no impairment charge on transition to IFRS.

Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. There will be no impact on the financial statements upon implementation of IAS 12, Income Taxes.

Information System, Internal Controls and Reporting Procedures

Based on management’s assessment of the information system currently used by the Company, all information required to be reported under IFRS is expected to be available with minimal system changes. In addition, based upon the Company’s current operations, it is management’s opinion that the adoption of IFRS is not expected to have a significant impact on internal controls and reporting procedures.  The Company currently does not have any debt covenants, capital requirements, compensation arrangements, or material contracts that impact its current business activities that would affect the conversion to IFRS.

Financial Statement Presentation and Disclosure

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosure requirements. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references.

Related Party Transactions

During the three months ended September 30, 2011, the Company paid management fees of $30,000 (2010 - $30,000) to a private company controlled by Stuart Rogers, the CEO of the Company.

During the three months ended September 30, 2011 the Company paid geologic consulting fees of $30,000 (2010 - $Nil) to a private company controlled by Clancy Wendt, the VP Exploration and a Director of the Company.

These transactions were measured at the exchange amount as agreed to by the related parties.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada and USA.  As most of the Company’s cash is held by two banks there is a concentration of credit risk.  This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.  The Company’s secondary exposure to risk is on its other receivables.  This risk is minimal as receivables consist primarily of refundable government goods and services taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and United States dollar will affect the Company’s operations and financial results.  A portion of the Company’s transactions are denominated in United States dollars.  The Company’s functional currency is the Canadian dollar.  The majority of major expenses are transacted in Canadian dollars.  The Company maintains the majority of its cash in Canadian dollars but it does hold balances in United States dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss.  The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.  A 1% change in market interest rates would have an impact on the Company’s net loss of $13,000.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30, 2011	December 31, 2010
Cash and cash equivalents	$ 1,437,023	$ 2,087,207
Loans and receivables:
Receivables and prepaids	12,075	11,138
Reclamation deposits	60,562	61,983
Available-for-sale financial instruments:
Marketable securities	129,000	174,000
	$ 1,638,660	$ 2,334,328

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2011	December 31, 2010
Non-derivative financial liabilities:
Trade payables	$ 47,453	$ 29,774

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

•

The following is an analysis of the Company’s financial assets measured at fair value as at September 30, 2011 and December 31, 2010:

As at September 30, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,437,023	$ -	$ -
Short-term investments	129,000	-	-
	$ 1,566,023	$ -	$ -

As at December 31, 2010
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 2,087,207	$ -	$ -
Short-term investments	174,000	-	-
	$ 2,261,207	$ -	$ -

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of November 25, 2011.

Off Balance Sheet Arrangements

The Corporation has no off Balance Sheet arrangements.

Subsequent Events

Subsequent to September 30, 2011, the Company:

a)

issued 525,000 common shares on the exercise of stock options for gross proceeds of $89,250.  A further  50,000 stock options expired unexercised; and

b)

entered into an agreement with Paradox Public Relations Inc. (“Paradox”) as an investor relations consultant to the Company.  Under the terms of the agreement, Paradox will receive a monthly fee of $6,000 and has been granted 480,000 stock options at $0.24 per share, subject to vesting provisions.  The agreement with Paradox is for a two-year term, can be cancelled by either party after six months, and is subject to acceptance by the TSX Venture Exchange.

Equity Securities Issued and Outstanding

The Company has 24,505,985 common shares issued and outstanding as of November 25, 2011.  In addition, there are 2,016,755 warrants outstanding that are exercisable at $0.38 and 3,040,000 incentive stock options outstanding with exercise prices ranging between $0.17 and $0.40.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  December 16, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director